

Mail Stop 3561

September 16, 2009

<u>Via Fax & U.S. Mail</u>

Mrs. Robyn B. Mabe
Chief Financial Officer
Western Sizzlin Corporation
416 South Jefferson Street, Suite 600
Roanoke, Virginia 24011

      Re: Western Sizzlin Corporation
              Form 10-K for the year ended December 31, 2008
              File No. 000-25366

Dear Mrs. Mabe:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business

1. We note from your discussion included on page 7 of your filing that you currently do
    not consider yourself to be an investment company as defined in Section 3 of the
    Investment Company Act of 1940. We also note that you intend "to restrict
    operations and investment activities" to avoid becoming an investment company, but
    that you could inadvertently fall within that definition and be required to register.
    Please tell us in your response and revise your disclosure here and throughout your
    filing, as appropriate, to more clearly explain how such events might occur. For
    example, if you are relying upon numerical criteria (e.g. restricting the value of these
    investment securities relative to total assets) please describe and quantify the
    applicable restrictions and your current degree of compliance. Alternatively, please
    cite and explain any applicable exemption(s) or exceptions upon which you are
    relying in reaching your conclusion.

Consolidated Balance Sheets, page F-2

2. As the marketable securities held by the holding company are accounted for under
    FASB Accounting Standards Codification 320-10-05-2 and are categorized as
    available-for-sale, consideration should be given to presenting them separately on the
    face of the balance sheet for clarity. We note that you have made this distinction on
    the face of the Statements of Operations and the Statements of Stockholders' Equity
    with regard to unrealized gains and losses.

Consolidated Statements of Cash Flows, page F-5

3. Please consider changing the subtitle "Investment Activities" under Cash Flows from
    Operating Activities to "Investment Operations" or similar, as the current
    nomenclature given the proximity of presentation to Cash Flows from Investing
    Activities is confusing.

4. Cash flows from purchases, sales and maturities of available-for-sale securities
    should be classified as cash flows from investing activities in accordance with FASB
    Accounting Standards Codification 320-10-45-11. Please revise or advise.

Note 5- Investment in Real Estate, page F-15

5. We note that the 23 acres of real property in Texas was acquired as an investment in December 2007 and that it is carried at cost. Please discuss, in detail, the consideration given to the recoverability of this property as of December 31, 2008 and as of June 30, 2009.

Note 6 – Investments in Marketable Securities, page F-17

6. Please provide to us a list of the marketable securities held by Mustang comprising the $6.6 million at December 31, 2008.

7. As a related matter, we note from Note 13 that $1.5 million of this balance is valued using Level 2 factors. Please tell us what comprises the $1.5 million, and provide to us a brief summary of how this was valued. That is, describe your methodology and significant assumptions.

8. Please explain to us why you have chosen different classifications for investments held by the parent and by the subsidiaries (available for sale and trading, respectively), but, according to Note 1(g), treat all realized gains and losses as operating items. Specifically address why you believe the holding company should consider gains and losses on its own investments as operating items. Your attention is invited to Rule 5-03 (b) (7) and (9) of Regulation S-X.

Note 19. Investment in Unconsolidated Joint Venture, page F-28

9. We note the significance of "Equity in income (loss) of joint venture" relative to "Income (loss) before income tax expense" during the three periods for which income statements have been presented. Please discuss the consideration given to the disclosure requirements of Rule 3-09 of Regulation S-X for each of these periods. If you believe that the 20% significance threshold has not been met under the third condition in any of these periods, please provide us with numerical support for your conclusion. Specifically, please provide us with the computations you performed under Rule 1-02(w) (3) of Regulation S-X in order to determine that the income test was not met.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief